September 26, 2008

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:	Spartan Motors, Inc. Response to Comment Letter Dated September 8, 2008 Form 10-K for the year ended December 31, 2007 File No. 001-33582

Dear Ms. Cvrkel:

We have received your letter dated September 8, 2008, regarding our response dated August 4, 2008 (the "Response") to your comments on the Annual Report on Form 10-K for Spartan Motors, Inc. (the "Company"). In light of your most recent comments, we have carefully reviewed our Response. We acknowledge that our Response focused primarily on our goodwill impairment test and analysis under SFAS No. 142. We present the following response to address comments regarding SFAS No. 144 more completely. For the convenience of the Staff, each of the Staff's comments from the letter dated September 8, 2008 is set forth in full (in italics), and the Company's response thereto immediately follows.

Annual Report on Form 10-K for the year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 22
Note 12. Business Segments, page 37
1.

We note your response to our prior comment 5, but do not believe you have been fully responsive. Your response only appears to address our concerns related to your goodwill impairment and analysis and vaguely addresses our concerns related to your long-lived assets and intangibles impairment test / requirements per SFAS No. 144. As previously expressed in our prior comment 5, we note from your disclosure that the EV team business segment as of December 31, 2007 has significant segment assets of approximately $54.07 million and has incurred recurring significant segment losses since December 31, 2005. Also, it appears that no impairment charges have been recorded as of December 31, 2007 or for subsequent quarters related to long -lived assets or intangibles, based on the guidance of SFAS No. 144. Additionally, we note that the EV team segment losses continue through your quarter ended June 30, 2008, which based on paragraph 8(e) of SFAS No. 144, could be an example of an event or change in circumstance triggering a test for recoverability of your long-lived assets and intangibles as it relates to the EV team segment. Furthermore, we note from your response to our prior comment 5 that no events or changes in circumstances trigged a test for recoverability of long-lived assets, as described in paragraph 8 of SFAS No. 144, which contradicts the aforementioned. As previously requested, please explain your rationale in not performing a long-lived assets and intangibles impairment analysis for the EV team segment during your fiscal year ended December 31, 2007 and for subsequent quarters, specifically addressing how you overcome the fact that you have incurred recurring significant segment losses since December 31, 2005. Finally, provide us with a detailed breakout by major asset category of each component that comprises the total balance of EV team segment assets as of December 31, 2007 and June 30, 2008.

The EV team reportable segment consists of three operating segments, Crimson Fire, Inc. ("Crimson"), Crimson Fire Aerials, Inc. ("Crimson Aerials") and Road Rescue, Inc. ("Road Rescue"). The breakdown of assets and segment earnings (loss), in thousands of dollars, by each of the operating segments as of December 31, 2007 and June 30, 2008, is as follows:

	Year Ended December 31, 2007
	Crimson	Crimson Aerials	Road Rescue	EV Team Totals	Consolidated Totals
Current assets:
Cash and cash equivalents	$1,297	$83	$1,515	$2,895	$13,528
Accounts receivable, net	11,043	1,011	3,964	16,018	132,907
Inventories	13,888	2,197	6,522	22,607	103,076
Other current assets	1,058	1,218	630	2,906	8,902
Total current assets	27,286	4,509	12,631	44,426	258,413
Property, plant and
equipment (PP&E), net	3,083	1,066	3,044	7,193	56,674
Goodwill	2,457	--	--	2,457	2,457
Other assets	--	--	--	--	1,120
Total assets	$32,826	$5,575	$15,675	$54,076	$318,664

PP&E as a % of consolidated	5.4%	1.9%	5.4%	12.7%

Net earnings (loss)	$(1,396)	$(1,387)	$(2,286)	$(5,069)	$24,504

	Six Months Ended June 30, 2008
	Crimson	Crimson Aerials	Road Rescue	EV Team Totals	Consolidated Totals
Current assets:
Cash and cash equivalents	$2,342	$(47)	$815	$3,110	$3,166
Accounts receivable, net	9,010	1,497	5,517	16,024	102,641
Inventories	13,622	2,942	6,428	22,992	113,107
Other current assets	971	980	1,163	3,114	10,977
Total current assets	25,945	5,372	13,923	45,240	229,891
Property, plant and
equipment (PP&E), net	3,259	953	2,886	7,098	62,043
Goodwill	2,457	--	--	2,457	2,457
Other assets	--	--	--	--	984
Total assets	$31,661	$6,325	$16,809	$54,795	$295,375

PP&E as a % of consolidated	5.3%	1.5%	4.7%	11.4%

Net earnings (loss)	$(23)	$(732)	$(395)	$(1,150)	$25,196

As SFAS No. 144 states in paragraph 10 "For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities." In the case of the EV Team, the lowest level for which identifiable cash flows exist is at the operating segment level. Therefore, we perform our SFAS No. 144 considerations based upon the three operating segments identified above: Crimson; Crimson Aerials; and Road Rescue.

CRIMSON
As indicated above, total long-lived assets at Crimson at June 30, 2008 were $5.7 million, consisting of $2.4 million of goodwill and $3.3 million of PP&E. Our previous response dated August 4, 2008 covered the discounted cash flows analysis that was performed for Crimson to review for goodwill impairment under SFAS No. 142. In addition, our previous response discussed the fact that the Crimson operating segment generated positive cash from operations during the quarter ended March 31, 2008 and the sales and net income actual results for Crimson for the quarter ended March 31, 2008 were greater than the 2008 plan numbers that were included in the SFAS No. 142 impairment test for the year ended December 31, 2007. We believe this impairment test also sufficed for a review of long-lived assets impairment for the year ended December 31, 2007. As for the periods reported in 2008, no events or changes in circumstances triggered a test for the recoverability of long-lived assets, as described in Paragraph 8 of SFAS No. 144. Therefore, no impairment test was performed for the interim period ended March 31, 2008. The six months ended June 30, 2008 also demonstrated positive cash flows from operations. In addition, as illustrated above, there has been significant improvement at Crimson resulting in positive operating income for the period and a close to break-even net loss of $23,000. Therefore, no impairment test was performed for the period ended June 30, 2008.

CRIMSON AERIALS
As indicated above, total long-lived assets at Crimson Aerials consist entirely of PP&E and, at June 30, 2008, Crimson Aerials PP&E totaled $953,000 in net book value. The PP&E at Crimson Aerials consists almost entirely of machinery and equipment and furniture and fixtures, as the facility for this operating segment is rented. The original purchase price of the PP&E was $2.1 million and it is in good condition and relatively new, with no individual asset over 5 years old as Crimson Aerials began operations in late 2003. Per paragraph 7 of SFAS No. 144, "An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)." Due to the nature of the assets, the age of the assets and the short period over which they are being depreciated, it is the opinion of management that these assets could be sold at above book value either now or after continued use in operations for additional years. These facts also resulted in no SFAS No. 144 analysis being warranted for Crimson Aerials at December 31, 2007 or June 30, 2008. Crimson Aerials has several new product initiatives in place for 2008 as well as a full time president (previously Crimson Aerials shared a president with Crimson). Management feels that these changes will result in higher order intake volumes that would translate into future positive operating income and cash flow results that support the current value of the small amount of long-lived assets on the books.

ROAD RESCUE
Our Response was focused on the operating segment with goodwill, Crimson, and, as indicated above and in our Response, no separate long-lived asset impairment test for Crimson was performed at December 31, 2007. However, at December 31, 2007, we did perform an evaluation of Road Rescue's long-lived assets under SFAS No. 144 as we believed that the results of operations and cash flows for Road Rescue did meet the requirements of paragraph 8(e) at December 31, 2007. This analysis looked at Road Rescue's future cash flows from operations, using internal budgets and projections approved by executive management and the Board of Directors. Based upon the results of this analysis, the long-lived assets of Road Rescue, consisting entirely of PP&E of $3.0 million, were deemed to not be impaired. As indicated above, the results of the first six months of operations of Road Rescue showed a marked improvement, with the 2008 net loss on pace to be only one third of the loss experienced in 2007. Road Rescue appears to be on pace to achieve positive cash flows over the life of its PP&E, thus indicating no impairment. Consequently, a subsequent analysis at March 31, 2008 or June 30, 2008, was not performed. However, in light of your inquiry, we have updated our long-lived asset impairment test for Road Rescue as of June 30, 2008. The impairment test was based upon our estimates of future cash flows over the remaining useful life of the asset group. The primary asset of the group is the building owned and utilized by Road Rescue for operations, which has a remaining useful life for book purposes of approximately 14 years. The assumptions used were reasonable and consistent with the assumptions used by Road Rescue for internal budgets and forecasts. To be highly conservative, we reduced the planned revenue forecasts prepared by Road Rescue management for 2009-2011 by 20% in the asset impairment computation. For years 2012 and beyond, annual sales increases were held to a conservative 6%. Based upon the assumptions discussed above, the cumulative undiscounted cash flow value of $14.0 million exceeded the carrying amount of the long-lived assets by $11.1 million. Therefore, it is management's assessment that there was no impairment of long-lived assets at June 30, 2008 based upon the conservative calculations performed.

2.

Alternately, please perform impairment tests for your long-lived assets and intangibles as of December 31, 2007 and June 30, 2008 and provide us with a summary of material relevant facts, assumptions, and estimates you considered in each of the impairment analysis on a individual asset group basis and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets or intangibles in the EV team business segment was necessary for the year ended December 31, 2007 and the interim period ended June 30, 2008. We may have further comment after receipt of your response

Management believes that its year-end and quarter-end considerations of impairment within the EV Team reporting segment (as described above in our response to your comment 1) were appropriate and no further consideration is currently necessary for those periods. However, to be comprehensive, management updated its SFAS No. 144 long-lived asset impairment test of Road Rescue's long-lived assets as of June 30, 2008 in light of the comments received.

Pursuant to the request included in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this response satisfies all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (517) 543-6400.

Sincerely,

/s/ James W. Knapp

James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.